Annual General Meeting of Schering AG
April 26, 2001, at the ICC Berlin

Manuscript of speeches by

Dr Giuseppe Vita
Chairman of the Executive Board of Schering AG and
Dr Hubertus Erlen
Designated Chairman of the Executive Board of Schering AG

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Speech by Dr Giuseppe Vita, Chairman of the Executive Board of Schering AG
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Dear Shareholders, Shareholder Representatives and Media Representatives,
Dear Guests,

Allow me, in the name of the entire Executive Board of Schering AG, to extend you a very warm welcome to our Annual General Meeting in Berlin. I would also like to welcome Dr Erlen, who will say a few words to you himself later, and Mr Lingnau, who joined the Executive Board on January 1, 2001.

This Annual General Meeting should really be a very happy occasion, since we can look back on some great successes in the past year. However, as Mr Baumann has already said, we miss two personalities among our ranks who have had a particularly strong influence on Schering, and indeed on myself personally:
I am referring to Mr Hans-Juergen Hamann, Honorary Chairman of our Supervisory Board and former member of the Executive Board, who passed away on July 12, 2000, and Mr Klaus Subjetzki, Chairman of our Supervisory Board for many years, who was taken from us very suddenly on April 4th of this year and for whom we had actually planned to hold a farewell ceremony today. In Mr Subjetzki I have lost much more than a Supervisory Board Chairman; I have lost a very good friend.

This Annual General Meeting also marks my retirement as Chairman of the Executive Board. I do not think we are exaggerating if we underline that 2000 was a very good year in many respects. Let us take a look at the highlights.

Highlights of 2000

The 2000 financial year was Schering AG fifth record year in direct succession. Our sales grew more than twice as strongly as the world pharmaceutical market, and our results also expanded at an outstanding rate. We received some important approvals and laid the foundations for further growth by launching new products. The acquisition of two companies in 2000 also made a contribution to our success: CIS bio international in France and Mitsui Pharmaceuticals in Japan complement our product and development portfolios ideally and will give us valuable support in reaching our long-term growth objectives.

And finally, on October 12, 2000, we became the twelfth German-based company to have its share quoted on the New York Stock Exchange, thus creating an a dditional basis for further expansion in the world's largest pharmaceutical market, the United States. And our share also set up another record in 2000:
Schering was the champion of the Dax 30 index among the stocks quoted on the trading floor with an share-price increase of over 50 per cent. We are very gratified by the confidence which investors have shown in our team, our strategy and our future prospects. And we can also assure you that Dr Erlen, all the members of the Executive Board, and the entire workforce will do everything in their power to continue to justify this confidence in the future.

Basis of success

Let me begin with a brief review of recent years. The development begins with two important landmark decisions which we took at a very early stage - in the early nineties - and resolutely implemented. The first decision was to focus on becoming a purely pharmaceutical company. This meant spinning off four lines of business. We concentrated all of our strength and resources on pharmaceuticals in order to reach leading positions worldwide and consistently consolidate these positions.

These efforts were rewarded with success: since 1995, our first year as a purely pharmaceutical company, we have increased our sales by approximately 90 per cent and our Group's net income by 165 per cent. Over the same period we have more than trebled our market capitalization on the stock exchange from EUR3.6 billion to approximately EUR12 billion.

The second landmark decision we took in the early nineties was in favor of a strong commitment in biotechnology. Here, too, we have been very successful:
Betaferon(R), which, by the way, was one of the very first products to be produced using biotechnology in Germany, is one of the ten best-selling biotech products in the world. Betaferon(R) is Schering's biggest product, with sales of just under EUR600 million, and is continuing to grow this year - as you can see from the figures for the 1st quarter of 2001 which we already published yesterday at your request.

Sales trends in 2000

Let us move on to the 2000 financial year, in which we increased sales by an outstanding 22 per cent to almost EUR4.5 billion. I would like to stress that all of our four business areas reported double-digit growth. Our Therapeutics business area expanded at a rate of 24 per cent, while Diagnostics and Radiopharmaceuticals grew particularly strongly by 31 per cent.

Development of results and profits in 2000

Our results and profits also recorded excellent growth. Our operating profit rose by 19 per cent to EUR640 million.

The Group's net income and the result per share grew even faster: Group's net income rose by an above-average 24 per cent to EUR336 million; the result per share jumped 26 per cent to EUR1.70.

Our top products in 2000

Let me pick out some of our successful products to give you a clearer idea of what our success is based on:

Betaferon(R)

You all know Betaferon(R), our product for the treatment of multiple sclerosis, with which we made it possible to treat this severe disease for the first time. Sales of Betaferon(R) developed excellently in 2000, rising 31 per cent to EUR593 million and taking our world market share to around 30 per cent. In November 2000 we also introduced Betaferon(R) in Japan, so that it is now available in 63 countries worldwide.

Magnevist(R)

Magnevist(R) also developed excellently last year. With this product alone we hold a world market share of over 60 per cent in the field of magnetic resonance imaging. Sales rose by a further 23 per cent to EUR286 million in 2000. In the meantime our MRI product range is supplemented by Gadovist(R) 1.0, which we also introduced in Germany last year, and by Resovist(R), for which we have just received the first approval in Europe.

However, Schering's Diagnostics and Radiopharmaceuticals business area is by no means limited to the imaging of organs. We already reported last year on the bridges we are building between diagnosis, prevention and therapy using the carrier molecules of our radiopharmaceuticals. We are engaged in research on applying the same carrier molecule that is used to diagnose tumor cells to actually destroy the cancer cells by changing the active substance. Up to now our test results have been very encouraging.

Fludara(R)

Schering has established a strong position for itself in the field of classic cancer treatment. Sales of Fludara(R), our leading preparation for patients with chronic lymphocytic leukemia, rose 30 per cent to EUR111 million last year. Its new application form Fludara(R) Oral, which we launched in the UK as the first European country in January 2001, opens up additional treatment options. This simpler form of administration makes life easier, particularly for patients who find it difficult to visit a hospital.

We intend to systematically expand our portfolio in the field of chronic lymphocytic leukemia and expect Campath(R) to be approved in the course of this year. Campath(R) is a completely new form of treatment which we intend to use in patients whose current treatments either do not or no longer work. Next year we expect approval of a third product, Zevalin(R), for the radio-immunotherapy of the non-Hodgkin lymphoma.

Yasmin(R)

To represent our traditionally strong Fertility Control and Hormone Therapy business area, which is home to eight of our 15 best-selling products, I would like to mention Yasmin(R). Yasmin(R) is a completely novel, modern contraceptive which we introduced in Germany last year and will also be making available in other countries. In addition to reliable contraception, its unique additional benefits improve women's feeling of well-being. Many women experience a slight, estrogen-induced water retention in their tissue, sometimes leading to an increase in body weight, when they take traditional contraceptives. Yasmin(R) does not have this undesired effect, and weight remains constant - a very important additional property, I am sure you will agree. Yasmin(R) has been a great success in all the countries where we have introduced it.

Schering has a long tradition in the field of hormones and contraception. More than 60 years ago we invented ethinylestradiol, and 40 years ago, on June 1, 1961, we were the first company in Europe to introduce the "pill".
And today we are still the only company with six different progestins in our portfolio, enabling us to offer women highly individual solutions in the fields of fertility control and hormone therapy.

Regional growth

If you take a look at growth in our regional segments, you will see very positive results throughout.

Europe Region

In the Europe Region, which we regard as our home market, we have passed the two-billion mark for the first time, with sales rising by 14 per cent in 2000. I would particularly like to single out France, where our sales jumped 38 per cent. This growth stemmed primarily from the initial consolidation of CIS bio international, which we acquired in March 2000, as well as from much higher sales of Betaferon(R).

The only major exception in Europe with a weaker rate of growth was Germany, where the development of the overall pharmaceutical market was weaker. This was largely caused by German public health policy, and in particular by the fixed prices charged for certain drugs. Although we generate 89 per cent of our sales abroad in the meantime, Germany remains an important market for Schering with sales of EUR504 million.

United States Region

Our sales in the United States Region rose 28 per cent to EUR992 million, and we made important progress with our strategy of strengthening our US business. Excellent volume and price growth together added 12 per cent and made a decisive contribution to our solid growth.

Our most important product launches in the US were the intrauterine hormone-delivery system Mirena(R) for contraception, and the Levulan(R) PDT system for the treatment of actinic keratosis, a preliminary stage of skin cancer. Both products are of great strategic significance for us. Mirena(R) is the first female health care product to be marketed in the US solely by our own distribution team, i.e. without the help of partners. The same will also apply to Yasmin(R).

Japan Region

Schering has a long tradition in the Japanese market, especially in diagnostics, which makes up 71 per cent of our sales in Japan. Our X-ray contrast medium Iopamiron(R) and our MRI product Magnevist(R) again recorded particularly strong growth last year.

However, the main event for Schering in Japan was our acquisition of the renowned Japanese company Mitsui Pharmaceuticals. This acquisition means a substantial expansion of our business base. We are especially proud of this project, since in the past only very few foreign companies have succeed in acquiring firms in Japan at all. The decisive factor for us was Mitsui Pharmaceuticals' recognized expertise in the field of therapeutics. We are delighted that with Mitsui Pharmaceuticals we have been able to integrate into the Schering Group a large number of excellently trained specialists, as well as some interesting projects.

Excluding acquisitions, we achieved 24 per cent growth in Japan in 2000. Despite falling prices, we benefited from favorable foreign-exchange effects. Altogether our sales in Japan totaled EUR670 million, an increase of 48 per cent.

Latin America/Canada Region

In the Latin America/Canada Region we significantly expanded our traditionally strong position with a growth rate of 27 per cent, taking sales to EUR474 million. The increase in sales stemmed mainly from strong growth in Brazil, Canada and Mexico.

64 per cent of our sales in the Latin America/Canada Region come from the Fertility Control and Hormone Therapy business area. Our acne therapy and contraceptive Diane(R) and our very low-dose monophasic contraceptive Meliane(R) each recorded exceptional growth rates of 57 per cent.

Asia Region

In the Asia Region - excluding Japan - our sales rose 21 per cent to EUR198 million. The main contributors to this growth were the 30 per cent increase in the sales of our Fertility Control and Hormone Therapy business area and the 27 per cent growth in Diagnostics and Radiopharmaceuticals.
The most important countries for us in this region are the growth markets of China, South Korea and Indonesia, which accounted for 45 per cent of the segment's sales.

We are investing in the future

As you know, we strongly promote research and development. Last year we invested EUR811 million in research and the development of innovative products. That is the equivalent of 18 per cent of total sales. About 30 per cent of this money was invested in our research network and our worldwide partnerships. The main priority here is to open up additional possibilities in the research and development of innovative treatments, especially in the field of cancer therapy.

Creating synergies and making optimum use of existing knowledge play an immense role in research. We have therefore chosen "Knowledge Management" as the Special Feature topic for our Annual Report to give you some idea of how we tap and use this potential. Building knowledge bridges worldwide is also the theme of our research magazine, which is also available to you from today at our information stand.

Our high level of investment and excellent network of cooperation with more than 100 academic and industrial partners worldwide ensure that we will also have plenty of innovative products in our pipeline in the future.

Genetic engineering and biotechnology

Ladies and Gentlemen,

The field of genetic engineering and biotechnology generates new knowledge on a daily - even an hourly - basis and at the same time promises immeasurable opportunities. The rapid progress being made with the decoding of the human genome offers enormous potential for developing the drugs of the future. About half of all active ingredients created by genetic engineering that are currently in clinical trials are aimed at diseases, such as cancer, which are either difficult to treat or completely untreatable.

We can say for sure today that in a few years from now there will be no more new drugs in which genetic engineering or biotechnology have not played a part - be it in research, development or production.

In 1999 there were about 60 drugs on the market in Germany manufactured by genetic engineering; they generated almost EUR1 billion in sales. However, most of these products came from the United States, which is still the world leader in biotechnology.

The American biotech industry has a considerable lead in this field, and this is partly due to its open-minded attitude towards innovative technologies. The d ifference between European and American business activity in this field is clearly visible: only two of the top-ten biotech drugs come from European companies, and even these products were not developed in Europe, but in the US. As I mentioned before, one of these two products is Schering's Betaferon(R).

Ladies and Gentlemen,

The key importance of biotechnology for competitiveness has been recognized both on a European level and in Germany itself. The European Commission in Brussels has launched a research program in this field, and the European Parliament is also promoting biotechnology. Compared to the rest of Europe, Germany has made up a lot of ground in biotechnology and genetic engineering over the last five years. Germany is already the number-one country in Europe in terms of the number and size of corporate startups.

This encouraging development comes in the wake of a whole series of political and economic measures. These include changes in the legal framework, greater availability of venture capital, and the creation of regional competence centers, where universities, research institutes and companies exchange and mutually supplement their knowledge.

The fact that the public at large are now recognizing the key role of biotechnology and genetic engineering is a gratifying development. According to a public opinion poll conducted by EMNID, two thirds of the population expect progress in genetic engineering to lead to major medical progress. Over 60 per cent of the respondents would welcome Germany taking a leading role in genetic engineering.

I would like to add my voice to those urging a further positive development of the climate in Germany. Schering is expanding the number of biotech products it has in its portfolio all the time for the benefit of patients worldwide. I have already mentioned Campath(R), and we have more innovative projects at the research and development stage.

This brings me to an interesting project which has been the subject of intense discussion recently. A few weeks ago Schering hived off a company called metaGen Pharmaceuticals, which we had formed in 1996 and which in the meantime is able to stand on its own feet. This spin-off, carried out in cooperation with an investment pool of the company Apax Partners in London, was a great success for us and attracted extensive attention.

We have secured exclusive rights of access to some of metaGen's important research projects in the fields of prostate and breast cancer.

Dividend proposal

In view of Schering's outstanding results in 2000 we propose to you, the shareholders, that the dividend for the 2000 financial year be increased by 34 per cent to EUR 0.67 per share and that an additional bonus dividend of EUR 0.33 per share be distributed. Like last year, payment of such a bonus would take account of the German government's plans for tax reform, while at the same time serving the interests of our various shareholder groups.

A personal thank-you

Ladies and Gentlemen,

The last few years have been extraordinarily successful for Schering. What gratifies me most, however, is the fact that we have already laid the foundation for future growth. Looking back, I see that our success is founded on three pillars:
- first, on the consistent implementation of our strategy and the determined action of management,
- second, on our distinctive innovative strength, and
- third, on the high level of expertise and commitment of our employees in the Schering Group worldwide.

Let me take this opportunity to thank all the staff, and other people closely associated with Schering, for everything you have done for the company in the past and will do in the future. I know that you are a successful team and that you will prove it again and again.

Ladies and Gentlemen,

My active period at Schering comes to an end today. Twelve of the last fourteen years I have spent in Berlin have been free of the Berlin Wall. No other city in Europe has been as exciting, interesting and subject to greater upheaval as Berlin over the last few years. I have developed a great love for this city; and I have shared the city's great joy about the visible improvements, the many building sites, and the growth of the new Berlin.

In 1987, my family and I moved to Berlin after living in Milan for 20 years.
To quote the famous phrase coined by my compatriot Tomasi di Lampedusa, also a Sicilian, in his novel "The Leopard": Schering made an offer I could not refuse. For a while, this exotic case of a foreigner, an Italian - indeed a Sicilian of all people - joining the management board of a German corporation, excited a certain amount of attention in the press.

When I came here, the Berliners were just celebrating their 750th anniversary - separately in the two halves of the city. Everyone had almost grown accustomed to the division. No-one suspected the world-changing transformations that were about to happen so soon afterwards.

1989 was a fateful year for me in two senses. In June I was appointed Chairman of the Executive Board of Schering AG. And in November the Wall fell. Berlin was the center of attention all over the world, and I had the great fortune to be in the right place at the right time.

Germany and Berlin were given an enormous opportunity and have made full use of it. Schering, too, has made optimum use of its potential. Exactly 150 years ago, in 1851, our company's founder, Ernst Schering, opened his "Green Pharmacy" in Chausseestrasse. Today Schering is a multinational corporation. Dr Erlen, my other colleagues on the Executive Board, the Supervisory Board and the company's employees will all do everything in their power to ensure that this success continues in the future. We want Schering to remain just as successful, just as effective and just as innovative in the search for new, ever better treatments, and in this way to make its contribution to medical progress and improving the quality of life.

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Speech by Dr Hubertus Erlen, Designated Chairman of the Executive Board of
Schering AG
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Dear Shareholders, Ladies and Gentlemen,

Dr Vita has just spoken of the great success of Schering AG's group reorientation in the nineteen-nineties. The strategy of concentrating on the pharmaceutical business and the early use of biotechnology created a decisive basis for our success, and this will remain a basis for our success in the future.

I would like to begin what I have to say by expressing to Dr Vita, in the name of all the colleagues on the Executive Board, our thanks for his commitment and for all his achievements. In your 14 years as a member of the Executive Board, and in particular in your 12 years as its Chairman, Dr Vita, you have made a key contribution to the strong economic position in which this company, a multinational corporation with a global reach, finds itself today.

Ladies and Gentlemen, today I am taking over the post of Chairman of the Executive Board to which I have been appointed by the Supervisory Board of Schering AG. I would like to express my thanks for the confidence that has been placed in me.

As I take up my new job, Schering's past success and its current strong position seem to me to be both a gift and an obligation at the same time. It is an obligation and a challenge which I gladly take up. I promise you that, together with my colleagues on the Executive Board and the entire workforce, I will do everything in my power to continue along Schering's road of economic success.

Strategy - continuation of success

We have clearly defined the strategic cornerstones and initiatives for continuing this successful strategy:

- First, in the business areas in which we already play a leading role, we will maintain and consolidate these leading positions. For example, this applies to our position in fertility control and hormone therapy, in diagnostic contrast media, and in the treatment of multiple sclerosis and leukemia. The novel products we have introduced over the last few months, or will be introducing soon, such as Yasmin(R), Campath(R) or Climara(R) Pro, will make important contributions in this context.

- Second, we intend to use the specialized knowledge we have gathered in our four core business areas in order to open up further, neighboring areas of work. For example, we have created a strong starting position in radiopharmaceuticals through acquisitions and with our own know-how. Other areas we are working on include hormone products for men and novel, innovative cancer therapies.

- Third, we will intensify our activities in the regions where, for all our past success, we still see above-average growth opportunities. This applies to the US, for example, but also to important submarkets in Europe and Japan. We are determined to constantly expand our business in all regions.

The goals of our success strategy are clearly defined: we intend to reach a sales figure of EUR7 billion by 2007 and to continue to improve our result per share at an above-average growth rate.

Strategy - new processes and responsibilities

The decisive point on which everything hinges is the need to implement our strategic initiatives in practice as efficiently as possible and as quickly as possible. The partial reorientation of our global processes and organisational structures serves this purpose - changes that have been developed in recent months by the Executive Board and many members of executive management from our worldwide organization.

As part of this reorientation, management of our Therapeutics business area is to be transferred to our American location in Montville, New Jersey. This will help dovetail our activities even more strongly with the US market, which is so important for us, and especially with the extremely innovative research landscape in the United States. We expect this to further strengthen our expertise in the therapeutics field.

The move will already begin in May. My colleague Mr Lingnau, who is based in Montville, New Jersey, is responsible for the Therapeutics business area in the Executive Board.

At the same time, starting in early May we will be implementing new processes and responsibilities, primarily in the field of research and development. We need these more efficient global processes to accelerate our product development and to encourage our employees to think in a more business-oriented way and take on more responsibility. All of this aims to continue the success of the last few years and to continuously reinforce both our expertise and our innovative capabilities.

Outlook for 2001

Ladies and Gentlemen, of course you also want to know: "What are our concrete expectations for the current year, for 2001?" We began the year with a series of new approvals, product launches and indication extensions which will contribute to growth over the next few years. These included Fludara(R) Oral, Resovist(R) and Climara(R) 25. Further products are about to be approved:
Campath/MabCampath(R) in the US and Europe, as well as Climara(R) Pro and Yasmin(R)in the US.

Yesterday we presented to you our figures for the first quarter of 2001. Our predictions for the year as a whole call for low double-digit sales growth and a slightly higher operating profit than last year - the high introduction costs of the new products, particularly in the US, must be taken into account in this context. As far as Group's net income is concerned, we have revised our predictions upward and are now reckoning with a distinctly larger increase of approximately 15 to 20 per cent.

Ladies and Gentlemen,
I am looking forward to my new tasks. Rest assured that I will remain totally committed to this company and will do everything in power to justify the confidence that has been placed in me, also in the future.

Berlin, Germany, April 26, 2001
Schering AG
Corporate Communication

For further information please contact:

Dr. Friedrich von Heyl
Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt
Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de

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Schering AG: Dr. Hubertus Erlen takes over as new CEO - Dr. Giuseppe Vita appointed new Chairman of the Supervisory Board

Berlin, Germany, April 26, 2001; Schering AG (FSE: SCH; NYSE: SHR) confirmed today that Dr. Hubertus Erlen took over the Chairmanship of the Executive Board of Schering AG, after the Annual General Meeting. As announced previously,
Dr. Hubertus Erlen succeeded Dr. Giuseppe Vita, who retired after 12 years as Chairman.

Also today, the Supervisory Board of Schering AG appointed Dr. Giuseppe Vita as its new Chairman, after the Annual General Meeting had elected him, Dr. Mathias Doepfner, member of the Executive Board of Axel-Springer-Verlag AG Berlin, and Mr. Hermann-Josef Lamberti, member of the Executive Board of Deutsche Bank AG Frankfurt/Main, as new members of the Supervisory Board.

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Fertility Control and Hormone Therapy, Diagnostics and Radio-pharmaceuticals, Dermatology as well as Therapeutics for disabling diseases, e.g. multiple sclerosis, leukemia and solid tumors. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network with external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life.

An electronic version of this news release - as well as additional information about Schering AG - is available at www.schering.de

Berlin, Germany, April 26, 2001
Schering AG
Corporate Communication

For further information please contact:

Dr. Friedrich von Heyl
Business and Financial Communication:
Tel.: +49-30-468 152 96;
Fax: +49-30-468 166 46;
eMail: friedrich.vonheyl@schering.de

Peter Vogt
Investor Relations:
Tel.: +49-30-468 128 38;
Fax: +49-30-468 166 46;
eMail: peter.vogt@schering.de

Certain statements in this press release that are neither reported financial results nor other historical information are forward-looking statements, including but not limited to, statements that are predictions of or indicate future events, trends, plans or objectives. Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors that could cause actual results and Schering AG's plans and objectives to differ materially from those expressed or implied in the forward-looking statements. Certain factors that may cause such differences are discussed in our Form 20-F and Form 6-K reports filed with the U.S. Securities and Exchange Commission. Schering AG undertakes no obligation to update publicly or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.